Exhibit 99.1

ASX Release: SYDNEY, October 23 2014 BLUE NATION REVIEW UPDATE HIGHLIGHTS: • BNR exponential growth - 2nd most downloaded news Android App worldwide, 7th in the iTunes global App store
MOKO SOCIAL MEDIA LIMITED

ABN 35 111 082 485
ASX: MKB

T: +61 2 9299 9690
F: +61 2 9299 9629
Suite 4 Level 9 341 George Street
Sydney, NSW 2000 Australia

MOKOsocialmedia.com
contact@MOKO.mobi

•	Android App only launched October 15
•	App downloads passes 150,000 this month,
•	Downloads tracking at over 10,000 per day (iOS and Android)

The MOKO Social Media Limited (NASDAQ; MOKO, ASX: MKB) first political property, Blue Nation Review, has grown rapidly to be ranked the world’s second most downloaded Android news App this week and the seventh most popular news App on iTunes.

The website and mobile sites were first launched in May this year and this month the company expects monthly unique visits to reach over 4 million.

During September, the iOS (iPhone) App was released and on October 15 saw the release of the Android version. As at today over 150,000 BNR Apps have been downloaded and are currently tracking at over 10,000 per day in iOS and Android app stores.

Monetisation of the sites and Apps has begun, however it is very early days and it will take another quarter for the ad networks tracking and links to be optimised across the MOKO platforms. While there will be some revenues in the December quarter, we expect the first meaningful revenues to be during the March quarter 2015.

MOKO will provide a company-wide update soon with its quarterly report.

For more information contact:

Australia:	USA:
Rudi Michelson	Adam Handelsman
Monsoon Communications	SpecOps Communications
03 9620 3333	646 413 9401
rudim@monsoon.com.au	adam@specopscomm.com

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to that common interest. These are developed entirely by MOKO and then distributed at no charge to these groups and their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application that is launching to more than 800 colleges and universities across the US in the latter part of 2014 that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political App called VOYCIT will also soon be launched. In December 2014 MOKO will also launch a specialist running community app called RunHaven. RunHaven.com is for US recreational runners with event, training, dietary and other runner-relevant information.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.